UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

DECISIONS OF SUSBIDIARIES OF BANCOLOMBIA S.A.
Medellín, Colombia, June 19, 2007
In order to make a change in the commercial strategy of products and services of Grupo Bancolombia, the Board of Directors of Fiduciaria Bancolombia S.A. (“Fiduciaria Bancolombia”) and Valores Bancolombia S.A. Comisionista de Bolsa (“Valores Bancolombia”) have decided to proceed with all the legal steps necessary to centralize in Fiduciaria Bancolombia the management of the collective funds that currently are offered through Fiduciaria Bancolombia and Valores Bancolombia.
The investors of the funds will continue to be assisted in the same manner as they have been assisted in the past and will have access to the same transactional, consultation and service channels, until the respective legal mechanisms are determined and implemented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 19, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance